UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                                                  808638209

                                                  CUSIP NUMBER

                                                  1-6059

                                                  SEC FILE NUMBER



                        NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [x] Form 10-Q [ ] Form N-SAR

     For Period Ended:  June 30, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Notification relates to entire filing.


                       Part I-Registrant Information

Full name of registrant:  Science Management Corporation

Former name if applicable:  Not applicable.

Address of principal executive office:  721 Routes 202/206

City, State and Zip Code:  Bridgewater, NJ 08807

                      Part II-Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            Part III-Narrative

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)























                         Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

               J. A. Skidmore, Jr.      Phone:  908-722-0300

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   (  ) Yes    (x) No

     The Registrant has not filed periodic reports since it emerged from bankruptcy on July 10, 1996. Therefore, it has failed to file its Form 10-Q for the quarter ending September 30, 1996 and its Form 10-K for the year ended December 31, 1996.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   (  ) Yes   (x) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                      SCIENCE MANAGEMENT CORPORATION
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.



                              By:

                                   Name:     Marion G. Hilferty
                                   Title:    Vice President
                                        Administration and
                                        Secretary


Date:  August 14, 1997